Exhibit 99.1

Iris Energy Increases Self-Mining Capacity From 2.0 EH/s to 5.5 EH/s

SYDNEY, AUSTRALIA, February 13, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy”, “the Company” or “the Group”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today announced it is increasing its self-mining capacity from 2.0 EH/s to 5.5 EH/s.

Key Highlights

•	US$67 million of remaining Bitmain prepayments utilized to acquire 4.4 EH/s of new S19j Pro miners without any additional cash outlay
•	Newly acquired miners to be installed in the Company’s data centers, increasing self-mining operating capacity from 2.0 EH/s1 to 5.5 EH/s over the coming months
•	Considering options for the sale of surplus miners to re-invest in growth initiatives and/or corporate purposes

Iris Energy has successfully utilized remaining prepayments of US$67 million under its 10 EH/s contract with Bitmain, including a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s of new S19j Pro miners without any additional cash outlay.

The Company’s 180MW of data center capacity across British Columbia and Texas is expected to power 5.5 EH/s of high efficiency S19j Pro miners (29.5 J/TH) over the coming months.

The transaction fulfills the Company’s stated goal of utilizing its data centers for 5.5 EH/s of self-mining capacity and is expected to deliver substantially higher revenue growth as compared to the alternative of third-party hosting – see recent investor update for further information.

The Company is also considering options for the sale of surplus miners (above 5.5 EH/s of self-mining capacity) to re-invest in growth initiatives and/or corporate purposes.

Following the transaction, the Group’s obligations under its existing 10 EH/s contract with Bitmain have been fully resolved, with no remaining commitments. The Group remains debt free2.

The Company also expects energization of its 600MW site at Childress in the coming months, including completion of the first 20MW of data center capacity. Approximately $18 million in previous deposits with AEP Texas are expected to be refunded following energization at Childress.

Iris Energy’s Co-Founder & Co-CEO, Daniel Roberts, said:

“This is a significant milestone for Iris Energy. We are delighted to have been able to utilize our remaining Bitmain prepayments to acquire new miners without any additional cash outlay and, in doing so, not only increase our self-mining capacity to 5.5 EH/s, all powered by 100% renewable energy data center infrastructure, but also fully resolve our obligations under our contract with Bitmain.

We would like to thank Bitmain for their ongoing support and partnership, particularly during a challenging period for both the industry and markets more generally. We look forward to continuing our relationship over the long-term.”

1 Comprises ~1.7 EH/s of miners in operation and ~0.3 EH/s of miners in transit or pending deployment (as of February 12, 2023).
2 Reflects acceleration of outstanding loans under the Group's two outstanding limited recourse equipment financing facilities, in respect of which the relevant lender is pursuing enforcement proceedings, and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by such SPV borrowers. See the Company's Reports on Form 6-K filed on November 21, 2022, and Registration Statement on Form F-1, as amended, initially filed on September 23, 2022, for further information. Following such acceleration and foreclosure, the Group would not have any indebtedness for borrowed money outstanding.

Second quarter FY23 financial results

Iris Energy will release its second quarter FY23 financial results and host a conference call on Wednesday, February 15, 2023 at 5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or 9:00 a.m. Australian Eastern Daylight Time).

•	Live Webcast (Use this registration link)
•	Phone Dial-In with Live Q&A (Use this registration link)

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
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Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and such lender has taken steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, which will result in the loss of the relevant Bitcoin miners securing such loans and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors	Media
Lincoln Tan	Jon Snowball
Iris Energy	Domestique
+61 407 423 395	+61 477 946 068
lincoln.tan@irisenergy.co

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